

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 29, 2017

E. Chris Kaitson
Vice President
Midcoast Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

>   **Re: Midcoast Energy Partners, L.P.**
>   **Amendment No. 1 to Schedule 14C**
>   **Filed March 21, 2017**
>   **File No. 001-36175**
>
>   **Amendment No. 1 to Schedule 13E-3**
>   **Filed March 21, 2017**
>   **File No. 005-87752**

Dear Mr. Kaitson:

        We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending the filings, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to the filing person's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2017 letter.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Reasons for the MEP Committee's Recommendation, page 30

1. We note the response to prior comment 10. Please disclose the actual net book value at the time that the MEP Committee determined not to consider it. Please also disclose how the MEP Committee considered historical market prices.

Unaudited Financial Projections of MEP and MOLP, page 35

2. We note the response to prior comment 13. Please ensure that the entirety of the Management Projections and the Forward Curve Projections are included in the information statement.

Other Written Presentations by Evercore, page 48

3. We note the response to prior comment 14 and have the following comments:

- With respect to the December 20 materials, please disclose the results of each valuation methodology as compared to the consideration offered at that time; any material "metrics/assumptions" for each methodology; and the closing price of the Class A Common Units on the date of valuation. See Item 1015(b)(6) of Regulation M A. Please also summarize Evercore's findings described in Section IV of the report, entitled "Overview of Potential Standalone Alternatives."

- With respect to the January 9 materials, please disclose the actual percent discounts of the original offer and the January 8 offer to each of the five measures.

- With respect to the January 24 materials, please disclose, if true, that the results were materially the same as those presented in the January 26 materials. We note, however, that the precedent M&A transactions analysis relating to corporate transactions in the January 24 materials arrives at what appear to be materially different results from those appearing in the January 26 materials.

Please contact David Orlic, Special Counsel, at 202-551-3503, Christina Thomas, Staff Attorney, at 202-551-3577, Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jesse P. Myers, Esq.